

October 19, 2012

<u>Via E-Mail</u>
Thomas Patton
Chief Executive Officer
Quaterra Resources, Inc.
1100 – 1199 West Hastings Street
Vancouver, BC
V6E 3T5 Canada

      **Re:**    **Quaterra Resources, Inc.**
              **Form 40-F for Fiscal Year Ended December 31, 2011**
              **Filed March 30, 2012**
              **File No. 001-33965**

Dear Mr. Patton:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/Tia L. Jenkins

                                  Tia L. Jenkins
                                  Senior Assistant Chief Accountant
                                  Office of Beverages, Apparel, and Mining